UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On June 13, 2013, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing that Novitas Solutions, the designated Medicare Administrative Contractor (MAC) for the Company’s microRNA-based diagnostic assays, has issued for notice the final revised Local Coverage Determination (LCD) for Biomarkers in Oncology, which includes the Rosetta Cancer Origin Test™, the Rosetta Lung Cancer Test™ and the Rosetta Kidney Cancer Test™ (formerly miRview® mets2, lung and kidney assays). The LCD will become effective as of August 1, 2013. The final revised LCD confirms continued Medicare coverage for the Cancer Origin Test to identify Cancer of Unknown or Uncertain Primary (CUP) as originally reported in Novitas’ bulletin posted in June 2012, and for which they have been reimbursing the test at approximately $3,500 per test. The Company also reported that in the LCD, Novitas still considers the Rosetta Lung Cancer Test and the Rosetta Kidney Cancer Test investigational and, as such, will not include those tests for Medicare coverage at this time. The Company continues to build the body of clinical data in support of the utility of its Lung Cancer Test and our Kidney Cancer Test in sub-classifying tumor types. The Company believes that additional clinical data and peer-reviewed publications will support a favorable reimbursement decision for these tests in the future.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated June 13, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 13, 2013	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer